Exhibit 11
POTASH CORPORATION OF SASKATCHEWAN INC.
COMPUTATION OF PER SHARE EARNINGS
FOR THE NINE MONTHS ENDED SEPTEMBER 30

		2006	2005

A	Net income as reported, Canadian GAAP ($ millions)	$445.8	$425.8

B	Items adjusting net income ($ millions)	$7.7	$(9.3)

C	Net income, US GAAP ($ millions)	$453.5	$416.5

D	Weighted average number of shares outstanding	103,781,000	109,623,000

E	Net additional shares issuable for diluted earnings per share calculation	2,153,000	2,837,000

	CANADIAN GAAP

	Basic earnings per share (A/D)	$4.30	$3.88

	Diluted earnings per share (A/(D+E))	$4.21	$3.79

	UNITED STATES GAAP

	Basic earnings per share (C/D)	$4.37	$3.80

	Diluted earnings per share (C/(D+E))	$4.28	$3.70